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ATTORNEYS AT LAW 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.319.7024 gbishop@foley.com EMAIL CLIENT/MATTER NUMBER 111989-0101

April 10, 2026

Mr. Eddie Kim Office of Trade & Services Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549

Re:	Ulta Beauty, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 3, 2026

File No. 001-33764

Dear Mr. Kim:

On behalf of Ulta Beauty, Inc. (the “Company”), set forth below is the response of the Company to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated April 8, 2026, with respect to the above-referenced filing. The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 1 to Schedule 14A (the “Amended Proxy Statement”) that reflects the response to your comment. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Proxy Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Proxy Statement. References to page numbers in this letter are to page numbers in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Proposal Three: Approval of the Proposed Amendment to our Certificate of Incorporation to . . ., page 21

1.Please revise to discuss the material risks to investors related to the proposed exclusive forum provision, including, but not limited to, increased costs to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NASHVILLE NEW YORK	ORLANDO raleigh SACRAMENTO SALT LAKE CITY SAN DIEGO	SAN FRANCISCO SILICON VALLEY TALLAHASSEE TAMPA WASHINGTON, D.C.	BRUSSELS TOKYO

U.S. Securities and Exchange Commission

April 10, 2026

that they find favorable. Please also discuss whether there is uncertainty as to whether a court would enforce your exclusive forum provision.

Response:

The Company acknowledges the Staff’s comment and hereby confirms to the Staff that it has included revised disclosures on pages 22-23 of the Amended Proxy Statement.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 319-7024.

Very truly yours,

/s/ Garrett F. Bishop

Garrett F. Bishop
Foley & Lardner LLP

Cc:Jason Drory, U.S. Securities and Exchange Commission

Edward Berk, Ulta Beauty, Inc.